UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)
(X)ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
( )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From _________ to__________

Commission File Number: 001-34981

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
December 31, 2016 and 2015 and for the
Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at the end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 21, 2017

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Cash	$—	$7,491
Investments, at fair value	64,142,081	53,872,110
Notes receivable from participants	605,041	478,317
Contributions receivable
Participant	257,532	231,751
Employer	91,919	—
Receivable for unsettled trade transactions	242,151	16,550
Other receivables	10,161	9,091
Total assets	65,348,885	54,615,310

Liabilities
Other liabilities	17,146	8,593
Net assets available for benefits	$65,331,739	$54,606,717
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,075,357
Net appreciation in fair value of investments	3,947,711
Total investment income	5,023,068
Contributions:
Participant	6,769,050
Employer	2,122,135
Participant Rollover	1,499,437
Total contributions	10,390,622
Total additions	15,413,690
Deductions from net assets attributable to:
Distributions to participants	4,443,052
Administrative and other expenses	245,616
Total deductions	4,688,668
Net increase in net assets available for benefits	10,725,022
Net assets available for benefits:
Beginning of year	54,606,717
End of year	$65,331,739
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation and its wholly-owned subsidiary Fidelity Bank, collectively referred to as the “Company”.
All employees of the Company who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 6% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time, participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Company. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service (the “IRS”) before-tax limitation.
The Company makes a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan each pay period, subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock at time of contribution. Matching contributions held in Fidelity Southern Corporation common stock may be immediately exchanged by participants for other investment options offered by the Plan. In addition, the Company may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Company’s discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all eligible participants in the Plan. The Company did not make or authorize a discretionary contribution to the Plan in 2016.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, each participant’s interest in the Company’s matching contributions, and any discretionary contributions made by the Company.
Vesting
Participants are immediately 100% vested in their contributions, plus actual investment earnings/losses thereon. Participants are vested in the Company’s regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) beginning after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Company's future contributions to the Plan. The total available forfeitures were $26,565 and $55,462 at December 31, 2016 and 2015, respectively.
For the year ended December 31, 2016, Plan administrative costs and employer contributions were reduced by $347,823 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments, or a combination of a lump sum and installments.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years, or up to 20 years for the purchase of the participant's primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination
Although they have not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain amounts previously reported have been reclassified to conform to current presentation. Such reclassifications had no effect on prior year’s Statement of Changes in Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in Note 5. Purchases and sales of securities are accounted for on the trade date. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investment transactions, as well as assets held during the Plan year.
The Plan invests in shares of common stock of the Company through its Common Stock Fund (“the Fund”). The Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the Fund. The Company has implemented a dividend pass-through election for its participants. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. As of December 31, 2016 and 2015, the Fund consists of all holdings in Fidelity Southern Corporation common stock and the BMO Prime Money Market Fund.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminate the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. It also clarified what was in scope for the guidance as discussed in the amendments in Part II of ASU 2015-12 which require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminates the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit a plan to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Company elected to early adopt Part I and II of ASU 2015-12. Part III is not applicable to the Plan. The adoption did not have a material impact on the Plan's financial statements.
In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. The ASU requires retrospective adoption and is effective for fiscal years beginning after December 15, 2015. The Company elected to early adopt ASU 2015-07 and the retrospective adoption of this ASU did not have a significant impact on the Plan’s financial statements.

NOTE 3 – INCOME TAX STATUS
The underlying volume submitter plan has received an advisory letter from the IRS dated November 2, 2012 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.
NOTE 4 – FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Plan reports the fair value of its financial assets and liabilities based on three levels of the fair value hierarchy as described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly;

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Fair value enables an entity to mitigate the non-economic earnings volatility caused from financial assets and financial liabilities being carried at different bases of accounting, as well as to more accurately portray the active and dynamic management of the entity’s balance sheet.
The following is a description of the valuation methods used for assets measured at fair value:

•
Mutual Funds: The fair value measurements for these securities are based on observable market quotations for identical assets (Level 1 inputs), and are priced on a daily basis at the close of business.

•
Fidelity Southern Corporation common stock: The fair value of this security is based on observable market quotations for identical assets (Level 1 inputs), and is valued at the closing price reported on the active market on which the individual security is traded.

•
BMO Employee Benefit Stable Principal Fund: This common/collective trust fund represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category is estimated using the NAV per unit as a practical expedient provided by the fund managers. Participant redemptions can be made from the fund on a daily basis, with settlement one business day after the trade is submitted. Plan sponsor initiated withdrawals from the fund may be subject to a redemption notice period of up to twelve months.

•
BMO Prime Money Market Fund: The fair value of the money market funds is valued using the NAV provided by the administrator. The net asset value is the underlying assets of the plan, minus its liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the BMO Prime Money Market Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized in the tables below: There were no transfers between Level 1, 2, and 3 during the years ended December 31, 2016 and 2015.

	Fair Value Measurements at December 31, 2016 Using
Description of Investment	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$37,242,188	$37,242,188	$—	$—
Fidelity Southern Corporation common stock	21,130,327	21,130,327	—	—
Total investments in the fair value hierarchy	$58,372,515	$58,372,515	$—	$—
Employee Benefit Stable Principal Fund, measured at NAV(1)	5,433,413
Prime Money Market Fund, measured at NAV(1)	336,153
Total investments, at fair value	$64,142,081
(1)Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements at December 31, 2015 Using
Description of Investment	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$29,873,064	$29,873,064	$—	$—
Fidelity Southern Corporation common stock	19,136,269	19,136,269	—	—
Total investments in the fair value hierarchy	$49,009,333	$49,009,333
Employee Benefit Stable Principal Fund, measured at NAV(1)	4,318,841
Prime Money Market Fund, measured at NAV(1)	543,936
Total investments, at fair value	$53,872,110
(1)Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
NOTE 5 – TRANSACTIONS WITH PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of money market mutual funds managed by BMO Institutional Trust Services, the Plan custodian and the stable value fund issued by BMO Investment Management Corporation. BMO Institutional Trust Services was the custodian and recordkeeper of the Plan at December 31, 2016 and 2015.
As of December 31, 2016 and 2015, Fidelity Bank served as the trustee. The Plan expensed $12,000 for trustee services rendered by Fidelity Bank for the year ended December 31, 2016.
Administrative and other expenses paid to BMO Harris Bank, NA by the Plan for administrative services were $180,268 for the year ended December 31, 2016. These transactions qualify as party-in-interest transactions.
Transactions in notes receivable from participants, also qualify as party-in-interest transactions. At December 31, 2016 and 2015, respectively, the Plan held 892,705 and 857,744 shares of Fidelity Southern Corporation common stock in the Fidelity Southern Corporation Common Stock Fund. The fair value of the Fidelity Southern Corporation common stock at December 31, 2016 and 2015 was $21,130,327 and $19,136,269, respectively. During 2016, the Plan recorded $436,413 in cash dividends on Fidelity Southern Corporation common stock.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
EIN: 58-1174938
Plan Number 001
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue	Description of Investment	Current Value
American Funds	Europacific Growth Fund Class R-5	$1,611,528
American Funds	New World Fund Class R-6	10,934
* BMO Investment Management	Prime Money Market Fund	336,153
* BMO Investment Management	BMO Employee Benefit Stable Principal Fund	5,433,413
Brown Capital Management LLC	Small Company Fund Class I	1,061,373
Clearbridge	Appreciation Fund Class I	522,100
Columbia Funds	Mid Cap Index Fund Class Z	1,105,262
Dimensional Fund Advisors LP	Inflation-Protected Securities Portfolio	367,509
Fidelity Management & Research Company	500 Index Fund	3,991,681
Fidelity Management & Research Company	Small Cap Value Fund Class I	1,418,854
* Fidelity Southern Corporation	Common stock	21,130,327
Harbor Capital Advisors, Inc.	International Fund Institutional Shares	622,523
John Hancock Funds III	Disciplined Value Mid Cap - IS	1,804,423
PIMCO	Total Return Fund	1,357,705
Putnam	Equity Income Fund R6	556,529
T Rowe Price	International Growth and Income Fund	97,199
Vanguard	Small-Cap Index Fund; Admiral Shares	526,518
Vanguard	Target Retirement Income Fund	57,681
Vanguard	Target Retirement 2010 Fund	470,024
Vanguard	Target Retirement 2015 Fund	1,110,213
Vanguard	Target Retirement 2020 Fund	2,568,423
Vanguard	Target Retirement 2025 Fund	2,409,850
Vanguard	Target Retirement 2030 Fund	1,758,563
Vanguard	Target Retirement 2035 Fund	1,635,205
Vanguard	Target Retirement 2040 Fund	1,250,344
Vanguard	Target Retirement 2045 Fund	840,196
Vanguard	Target Retirement 2050 Fund	1,301,539
Vanguard	Total International Stock Index Fund	553,795
Vanguard	Wellington Fund Admiral	3,693,449
Virtus Investment Partners, Inc.	Real Estate Securities Fund Class I	634,531
Wells Fargo	Advantage Discovery Class I	1,504,549
Wells Fargo	Advantage Premier Large Company Growth Fund Class I	2,399,688
* Participant Loans	Interest rate ranging from 4.25% to 9.25% due no later than 2036	605,041
		$64,747,122

*	The above-identified parties represent parties-in-interest to the Plan.
Note:	Cost information has not been included because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated:	June 21, 2017	By:	/s/ STEPHANIE HUCKABY
Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan